Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954 telephone: +1-212-455-2000 facsimile: +1-212-455-2502

VIA EDGAR	December 30, 2022

Re:
KKR Infrastructure Conglomerate LLC
Amendment No. 2 to Registration Statement on Form 10-12G
Filed November 28, 2022
File No. 000-56484

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Ladies and Gentlemen:

On behalf of KKR Infrastructure Conglomerate LLC (the “Company”), we are providing the following responses to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated December 16, 2022 (the “Comment Letter”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Page references in the text of this letter correspond to the pages of Amendment No. 2 of the above-referenced registration statement on Form 10-12G (“Amendment No. 2” or the “Registration Statement”).  Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2.  The responses and information described below are based upon information provided to us by the Company.

Amended Registration Statement on Form 10-12G filed November 28, 2022.  We would not be able to operate our business according to our business plans if we are required to register as an investment company …, page 48

1.
We note your risk disclosure on pages 48-49 regarding the Company’s intent to operate its business in a manner that allows the Company to be excluded from the definition of an “investment company” under section 3(a)(1)(A) or section 3(a)(1)(C) of the Investment Company Act of 1940.  The disclosure does not provide us with a sufficient basis to determine if the Company falls outside the definition of investment company under either section.  To that end, please provide us with a detailed written analysis of how the Company’s operation as a holding company primarily engaged in the business of Joint Ventures, which invest in Infrastructure Assets, does not meet the criteria in either section.  Please include in your analysis a precise calculation of the value of the Company’s investment securities as a percentage of  the Company’s total assets (exclusive of Government securities and cash) on an unconsolidated basis under Section 3(a)(1)(C), noting for each asset, whether it is cash, a Government security, an investment security, a security, or other asset.  In your analysis of the Company’s investment company status under section 3(a)(1)(C), please explain in detail why the following risk disclosure will be true:  “The Company expects that its interests in most, if not all, of its Joint Ventures, will not constitute ‘investment securities’ for purposes of the 40% test.”  Please detail the factual and legal basis for the Company’s apparent determination that most, if not all, of its interests in Infrastructure Assets are excluded and will be excluded from the definition of “investment securities.”  Further, if the Company intends to rely on an exclusion from investment company status under the Investment Company Act of 1940, please identify that exclusion and explain in detail why the Company satisfies it, referring to specific aspects of the Company’s business plan.  Please include citations and descriptions of any applicable staff or Commission guidance in all your discussions.

BEIJING	BRUSSELS	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-2-	December 30, 2022

As disclosed in the Registration Statement, the Company intends to conduct its operations so that it will not be deemed to be an “investment company,” as that term is defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  The Company believes that there are two definitions of the term “investment company” under the Investment Company Act that are most relevant to its intended business.

•
Under Section 3(a)(1)(A) of the Investment Company Act, a person will generally be deemed to be an “investment company” if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

•
Under Section 3(a)(1)(C) of the Investment Company Act, a person will generally be deemed to be an “investment company” if, absent an applicable exemption or exclusion, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities (as defined in Section 2(a)(16) of the Investment Company Act) and cash items) on an unconsolidated basis.[1]

As explained in greater detail below, the Company believes it is not an investment company under either of these definitions.  The Company, through its “wholly-owned subsidiaries” and “majority-owned subsidiaries” (as such terms are defined in the Investment Company Act), is and holds itself out as being engaged primarily, and proposes to engage primarily, in the business of owning and controlling Infrastructure Assets (as defined below) through its Joint Ventures (as defined below), and not in the business of investing, reinvesting, or trading in securities.  Accordingly, the Company is not and will not become an “investment company” as defined in Section 3(a)(1)(A) of the Investment Company Act.  Furthermore, the Company intends to manage and monitor its assets so that investment securities comprise less than 40% of the value of the total assets of the Company on an unconsolidated basis.  Accordingly, the Company is not and will not be an “investment company,” as that term is defined in Section 3(a)(1)(C) of the Investment Company Act, so long as the Company is able to manage its business in the way it intends.

Additionally, as is also explained in greater detail below, the Company believes that it will not operate as a “special situation investment company,” as that term has been interpreted by the Commission and the Staff.

Business Strategy and Company Structure

As disclosed in the Registration Statement, the Company intends to operate as an infrastructure conglomerate that will seek to acquire, own, and control a portfolio of global infrastructure assets and businesses (each, an “Infrastructure Asset” and collectively, the “Infrastructure Assets”)2 through a series of joint ventures (each, a “Joint Venture” and collectively, the “Joint Ventures”).

[1]
A third definition under Section 3(a)(1)(B) of the Investment Company Act defines any issuer which “is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type” as an investment company.  The Company is not an investment company within the meaning of Section 3(a)(1)(B) because it has not engaged or proposed to engage in the business of issuing face-amount certificates of the installment type and does not have any such certificates outstanding.

[2]
The term “Infrastructure Asset” includes, as the context requires, portfolio companies, holding companies, special purpose vehicles, and other entities through which infrastructure assets or businesses may be held.  The structure of each Infrastructure Asset will vary based on the pre-existing structure of the Infrastructure Asset and other factors.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-3-	December 30, 2022

The Company’s planned conglomerate structure is similar to several other existing companies, such as Brookfield Infrastructure Partners L.P.; Macquarie Infrastructure Holdings, LLC; Fortress Worldwide Transportation & Infrastructure General Partnership; and Greenbacker Renewable Energy Company LLC, each of which also operate in the infrastructure space.  In addition, the Company is structured similar to other conglomerates that own private companies that are not necessarily limited to a particular industry (such as Brookfield Business Partners L.P.; Compass Diversified Holdings, LLC; and CNL Strategic Capital, LLC).

On a consolidated basis, the majority of the assets of the Company will be majority-owned and controlled Infrastructure Assets, while a lesser percentage of the Company’s assets will be thematically similar but non-controlling positions in Infrastructure Assets as well as Capital Preservation Investments (defined below) that are designed to meet the Company’s liquidity needs as they may arise from time to time.  The Company’s objective is to obtain both current income and capital appreciation.  The Company has hired KKR DAV Manager LLC (the “Manager”) to implement its business strategy and objectives.

In the aggregate, the Company’s interests in the Joint Ventures are expected to account for approximately 85% of the value of the Company’s total assets.  For purposes of this discussion, we will divide the Company’s Joint Ventures into three groups:

•
First, instances where the Joint Venture owns a majority of the outstanding voting securities of the Infrastructure Asset indirectly through one or more wholly-owned subsidiaries.  We will refer to these as “Silo 1 JVs.”

•
Second, instances where the Joint Venture does not own a majority of the outstanding voting securities but still primarily controls[3] the Infrastructure Asset indirectly through one or more wholly-owned subsidiaries.  We will refer to these as “Silo 2 JVs.”

•	The Company intends to operate its business so that its general partner interests in Silo 1 JVs and Silo 2 JVs will constitute most of the Company’s total assets.

•
The Company, to a lesser extent, may also participate in Joint Ventures that do not control Infrastructure Assets.  This group would include all instances where the Joint Venture does not own at least a majority of the outstanding voting securities of the Infrastructure Asset and does not primarily control the Infrastructure Asset.  We will refer to these as “Silo 3 JVs.”  Silo 3 JVs would also include instances where the Company’s interest in the Joint Venture is a passive limited partner interest, regardless of how much control the Joint Venture exercises over the Infrastructure Asset.

In addition to its interests in the Joint Ventures, the Company expects to maintain approximately 15% of the value of its total assets in a portfolio of liquid instruments (the “Liquidity Portfolio”).  The Liquidity Portfolio may consist of (i) non-U.S. sovereign debt, investment grade credit, and other investments including high yield credit, asset backed securities, mortgage backed securities, collateralized loan obligations, leveraged loans and/or debt of companies (collectively, “Capital Preservation Investments”) and (ii) cash deposits with banks, U.S. Treasury securities, U.S. government agency securities, or certain securities issued by money market mutual funds that comply with Rule 2a-7 under the Investment Company Act (collectively, “Cash and Cash Equivalents”).

The Company is the registrant and parent company, as well as the “issuer” for purposes of analysis under the Investment Company Act.

[3]
We use the term “primarily controls” to refer to scenarios where the Joint Venture owns more than 25% of the outstanding voting securities of the Infrastructure Asset and is the largest shareholder.  See Rule 3a-8(b)(5) under the Investment Company Act.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-4-	December 30, 2022

The Company will own its general partner interests in the Joint Ventures through two wholly-owned subsidiaries, K-INFRA Holdings I LLC (“Holdings I”) and K-INFRA Holdings II LLC (“Holdings II,” and together with Holdings I, the “Operating Subsidiaries”).

The Operating Subsidiaries, in turn, will own all of the outstanding voting securities of each entity that will hold the Company’s general partner interest in each Joint Venture (each, a “GP Entity” and collectively, the “GP Entities”).  Each new Joint Venture will result in one of the Operating Subsidiaries owning all of the outstanding voting securities of an additional GP Entity.  Over time, the Company expects that the Operating Subsidiaries will own and control multiple GP Entities.

Each GP Entity’s sole asset will be a general partner interest through which the GP Entity will serve as (i) one of two general partners of the Joint Venture, in the case of the Joint Ventures held through Holdings I; or (ii) the sole general partner of the Joint Venture, in the case of the Joint Ventures held through Holdings II.4

Each of the Joint Ventures will then own, indirectly through one or more wholly-owned subsidiaries,5 a percentage of the Infrastructure Asset’s voting securities.  The Joint Venture’s percentage of voting securities will vary from deal to deal and is ultimately the basis on which the Company expects to categorize each Joint Venture for purposes of its analysis under Section 3(a)(1)(C).

Section 3(a)(1)(A) and the Five Factor Tonopah Analysis

The Company believes that it is not an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act because it is primarily engaged in a business other than that of investing, reinvesting, or trading in securities.  Whether an issuer is engaged primarily in the business of investing, reinvesting, or trading in securities under Section 3(a)(1)(A) largely is a factual question that depends upon the actual business activities of the issuer.6  The primary test to determine whether a company is an investment company under Section 3(a)(1)(A) is a five-factor analysis first promulgated by the Commission in its decision in Tonopah Mining Co. (the “Tonopah Factors”),7 with an emphasis on how a reasonable investor would view the company when considering the totality of such factors.8  The Company believes that an analysis of each of the Tonopah Factors demonstrates that the Company will not fall within the definition of an investment company under Section 3(a)(1)(A).  Each of the factors is addressed below:

•
The issuer’s historical development.  The Company is newly formed and at no point in its brief history has the Company held itself out to be engaged in, or actually engaged in, the business of investing, reinvesting, or trading in securities.  The Company has not and will not operate as an investment company or rely on an exclusion applicable to a private fund (i.e., Section 3(c)(1) or 3(c)(7)).  The Company has consistently held itself out as proposing to be engaged in the business of owning and controlling Infrastructure Assets through Joint Ventures that acquire controlling equity stakes in such businesses and has not engaged in any other business activities to any material extent.  The Company explicitly states in the Registration Statement that it was “established . . . to control and manage Joint Ventures that, directly or indirectly, own majority stakes in Infrastructure Assets, and to a lesser extent, Joint Ventures that own influential yet non-majority stakes in Infrastructure Assets.”[9] There is no suggestion in the Registration Statement that the Company’s potential for growth is based on its Capital Preservation Investments or any investments in non-controlled companies.  Accordingly, the Company does not believe that there is anything in the Company’s history that could reasonably lead an investor to believe that the Company is an investment company as that term is used under the Investment Company Act.

[4]
The principal distinction between Joint Ventures held through Holdings I and those held through Holdings II is that the Infrastructure Assets acquired by Joint Ventures held under Holdings II will be acquired in transactions that will generally not involve as many other investors.

[5]
This summary does not independently address certain wholly-owned blocker entities through which the Company or the Joint Ventures will hold their interests in the Infrastructure Assets.  These blocker entities will be inserted principally for tax purposes or other structuring purposes.  These entities will be consolidated with the Company or the Joint Ventures, as applicable, for purposes this analysis.

[6]	See, e.g., SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007).

[7]	See In re Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947).

[8]	Presto, 486 F.3d at 315 (“what principally matters is the beliefs the company is likely to induce in investors”).

[9]	See Amendment No. 2, p. 1.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-5-	December 30, 2022

•
The issuer’s public representations concerning its activities.  In its public representations and other public statements, including on an enterprise-wide basis and through the activities of its subsidiaries, the Company presents itself to the public as an infrastructure conglomerate, and the Company’s intention in the future is to ensure that its web site, annual reports, and other public statements comport with this reality.  In the Registration Statement, the Company describes itself as “a holding company that seeks to acquire, own, and control Infrastructure Assets with the objective of generating attractive risk-adjusted returns consisting of both current income and capital appreciation.”[10]  Throughout the Registration Statement, the Company explicitly states that it intends to conduct its activities so that it is not an investment company under the Investment Company Act, and the Company holds itself out as being engaged in the non-investment company businesses of its Joint Ventures, namely, the business of owning and controlling Infrastructure Assets.  The Company underscores in many places throughout its disclosure in the Registration Statement that it intends to acquire controlling equity stakes in underlying infrastructure assets with a view towards long-term holdings as a critical element of its business strategy.  As discussed below, these representations and other public statements leave no room for the Company to be confused for a special situation investment company.  In light of the foregoing, the Company believes that its shareholders will expect the Company’s financial performance to be driven by its growth as an infrastructure conglomerate operating through its Joint Ventures, and not from investing, reinvesting, or trading in securities.

•
The activities of the issuer’s officers and directors, and the extent of their involvement in the management of the issuer.  As is disclosed in the Registration Statement, the officers and directors of the Company will spend the majority of their efforts operating the business of the Company and the Joint Ventures, which activities include, but are not limited to: (1) overseeing, managing and supporting Joint Ventures and Infrastructure Assets; (2) directly serving on the governing bodies of Joint Ventures; (3) monitoring and managing the Company’s Infrastructure Assets on an ongoing basis; and (4) making significant capital allocation decisions proposed by the Manager.  Additionally, some of the Company’s officers and employees are expected to concurrently hold roles as officers and directors of the Joint Ventures.  Many of the day-to-day business operations of the Company will be implemented by the Manager, pursuant to the Company’s management agreement with the Manager, which is expected to apply its expertise to the formation and management of the Company’s Joint Ventures and, in turn, the ownership and control of the underlying Infrastructure Assets.  Management of the Company’s Liquidity Portfolio is not a significant activity of the Company’s employees because that function is delegated to the Manager entirely.

•
The nature of the issuer’s present assets.  A detailed discussion of the Company’s intended holdings, including a breakdown of these holdings on an unconsolidated entity-by-entity basis, is provided in the analysis of the Company’s status as an investment company under Section 3(a)(1)(C) below.  The Company believes its intended asset mix clearly demonstrates that it will be engaged primarily in the businesses of its Joint Ventures, namely, the business of owning and controlling Infrastructure Assets, and not in the business of investing, reinvesting, or trading in securities.

[10]	Id.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-6-	December 30, 2022

•
The sources of the issuer’s present income.  Similar to other holding companies that do not themselves directly engage in an operating business, the Company will be dependent upon the ability of its underlying businesses to generate current income as well as capital appreciation (primarily through non-investment company activities).  As stated in the Registration Statement, “We plan to generate revenues primarily from our long-term ownership and operation of Joint Ventures and Infrastructure Assets which may consist of dividend income, interest income, and net realized gains or losses and net change in unrealized appreciation or depreciation of Infrastructure Assets.”[11]  The potential sources of income further demonstrate that the Company will be primarily engaged in the businesses of its Joint Ventures.

The Company respectfully submits that the foregoing analysis demonstrates that the Company is not now and does not propose to become primarily engaged in the business of investing, reinvesting, or trading in securities, nor does the Company hold itself out as being primarily engaged in those activities.  Accordingly, the Company does not believe it is an “investment company” within the meaning of Section 3(a)(1)(A) of the Investment Company Act.

Section 3(a)(1)(C)

As noted in the Registration Statement, the Company intends to operate its business so that it is not and will not be an “investment company” within the scope of Section 3(a)(1)(C) of the Investment Company Act.  The Company has not yet begun commercial activities and so the following analysis reflects the Company’s intended structure and the resulting analysis under Section 3(a)(1)(C) of the Investment Company Act and Rule 3a‑1 promulgated thereunder.

Applicable Legal Standards

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as “any issuer which . . . is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

We refer to an entity’s total assets calculated in accordance with the requirements of Section 3(a)(1)(C) as that entity’s “Adjusted Assets.”

An “investment security” is defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.”

A “majority-owned subsidiary” of a person is defined in Section 2(a)(24) of the Investment Company Act as a company 50% or more of whose outstanding voting securities are owned by such person, or by a company which, within the meaning of such definition, is a majority-owned subsidiary of such person.

A “wholly-owned subsidiary” of a person is defined in Section 2(a)(43) as a company 95% or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of such definition, is a wholly-owned subsidiary of such person.

[11]	Id. at 68.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-7-	December 30, 2022

A “voting security” is defined in Section 2(a)(42) of the Investment Company Act as any security “presently” entitling the owner or holder thereof to vote for the election of directors of a company.

A “director” is defined in Section 2(a)(12) of the Investment Company Act as a director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated.

Rule 3a-1 under the Investment Company Act generally provides that, notwithstanding Section 3(a)(1)(C), an issuer will not be an investment company if no more than 45% of the value of its total assets (exclusive of government securities and cash items) consists of, and no more than 45% of its net income after taxes for the last four fiscal quarters combined is derived from, “Rule 3a-1 Investment Securities.”

“Rule 3a-1 Investment Securities” are all securities other than: (1) government securities; (2) securities issued by employees’ securities companies; (3) securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the Investment Company Act) which are not investment companies; and (4) securities issued by companies (a) which are controlled primarily by such issuer, (b) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and (c) which are not investment companies.

The income and asset percentages calculated for purposes of Rule 3a-1 are required to be calculated on an unconsolidated basis, except that an issuer must consolidate its financial statements with the financial statements of its wholly-owned subsidiaries.  We refer to an entity’s total assets calculated in accordance with the requirements of Rule 3a-1 as that entity’s “Rule 3a-1 Adjusted Assets.”

The Company’s General Partner Interests in the Joint Ventures Are Not “Investment Securities”

The Commission and U.S. courts have over an extended period of time taken the position that general partner interests are presumptively not securities unless certain circumstances are present.12 When general partner interests are not securities, it follows that such general partner interests are also not investment securities.13

In SEC v. W. J. Howey Co.,14 the Supreme Court considered under what circumstances a contract constitutes an “investment contract” and therefore a “security.”15  Under the Howey test, an “investment contract” is: (1) a contract, transaction, or scheme whereby a person invests his or her money, (2) in a common enterprise, and (3) on an expectation of profits to be derived solely from the efforts of individuals other than the investor.16

[12]
See, e.g., SEC v. W.J. Howey Co., 328 U.S. 293 (1946); Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3D 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Colony Realty Partners 1986, L.P., SEC No-Action Letter (Apr. 27, 1988); Oppenheimer Capital L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986); and FCA Realty Fund, SEC No-Action Letter (Nov. 13, 1984).

[13]	Id.

[14]	328 U.S. 293 (1946).

[15]	Id.

[16]	See id.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-8-	December 30, 2022

The Company respectfully submits that its general partner interests in the Joint Ventures do not satisfy the third prong of the Howey test because the Company will not be investing in Joint Ventures with the expectation of making a profit solely from the efforts of others.  The Fifth Circuit addressed a similar question in Williamson v. Tucker.17

In analyzing this question, the Fifth Circuit first concluded that passive investments and general partnerships are generally distinct, given the nature of general partner interests.18  Thus, under the third prong of the Howey test, Williamson explained, “a partnership can be an investment contract [but] only when the partners are so dependent on a particular manager that they cannot replace him or otherwise exercise ultimate control.”19  With this in mind, the Fifth Circuit described three circumstances, any one of which might demonstrate that a particular general partner interest satisfies the Howey test and thus become a security:

“A general partnership or joint venture interest can be designated a security if the investor can establish, for example, that (1) an agreement among the parties leaves so little power in the hands of the partner or venturer that the arrangement in fact distributes power as would a limited partnership; or (2) the partner or venturer is so inexperienced and unknowledgeable in business affairs that he is incapable of intelligently exercising his partnership or venture powers; or (3) the partner or venturer is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful partnership or venture powers.”20

None of these circumstances apply to the Company.  With respect to the first consideration, in Goodwin v. Elkins & Co., the Third Circuit held that certain characteristics of a joint venture agreement, if present, show that a general partner “cannot have invested his capital with the expectation of profits derived solely from the efforts of others, and therefore cannot be the holder of a ‘security.’”21  In this regard, the Company intends and expects that the limited partnership agreement used for each of its Joint Ventures (the “Form JV Agreement”) will include provisions that will align with the Third Circuit’s holding as follows:

(1)
The Form JV Agreement will not purport to diminish the rights of the Company’s general partner interests to less than those of other general partners in the same Joint Venture.  The Company will have the authority to undertake any and all actions on behalf of the Joint Venture that the Joint Venture itself is authorized to take.  Where the Form JV Agreement contemplates two general partners, those two general partners will be in parity, ensuring that there is no circumstance in which the Company would have limited authority in comparison to the other general partner.

(2)
The Form JV Agreement will not absolve the Joint Venture of liability for the Company’s acts as one of its general partners.

(3)
The Form JV Agreement will not absolve the Company from liability for the losses of the Joint Venture.

(4)
The Form JV Agreement does not allow the Company’s general partner interests in the Joint Ventures to be freely transferable unless such transfer is being made to an affiliate.

[17]	Williamson v. Tucker, 645 F.2d 404, 417 (5th Cir. 1981).

[18]	Id. at 422.

[19]	Id. at 424 (emphasis added).

[20]	Id. at 424.

[21]	Goodwin v. Elkins & Co., 730 F.2d 99, 104 (3d Cir. 1984).

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-9-	December 30, 2022

These characteristics combined therefore show that the Company will “possess a quantum of powers and responsibilities which, as a matter of law, would preclude [its] interest from being considered a security.”22

With respect to the second and third considerations under Williamson, the question is whether the Company would be so dependent on other participants in the Joint Venture that the Company is led to expect profits from the Joint Venture derived solely from the efforts of others.23  This is not the case with respect to the Joint Ventures.  In fact, there is nothing to suggest that the Company will be a passive participant in any of the Joint Ventures where it will be a general partner.  To the contrary, in numerous cases the Company expects that it will be the only general partner of a Joint Venture and that other participating investors will be reliant on the efforts of the Company in managing such Joint Venture.

The Registration Statement details the depth of relevant knowledge and experience in the infrastructure sector that is at the Company’s disposal.  The Company expects to bring that knowledge and experience into each Joint Venture of which it is a general partner.  Moreover, certain of the Company’s officers and employees are expected to concurrently hold roles as officers and directors of the Joint Ventures.  The Company’s employees and officers will thereby have access to meaningful information regarding the Joint Ventures in order to oversee the activities of the Joint Ventures.  Where the Company has such clear authority to exercise control over the Joint Ventures and direct access to all of the information regarding the activities of the Joint Venture that it would need to meaningfully exercise that control, the Company cannot be said to be relying on other venture participants to an extent that would render the Company’s general partner interests into securities.24

Taken together, the foregoing considerations demonstrate that the Company can and will be able to fully exercise its authority and responsibility as a general partner of the Joint Ventures.  Accordingly, the Company believes that the Company’s general partner interests in the Joint Ventures do not involve “the expectation of profits solely from the efforts of others.”  These interests therefore would not be “securities” under Howey and Williamson, and thus would not be “investment securities” for purposes of the Investment Company Act.

If the Company’s General Partner Interests in the Joint Ventures are Securities, Then They are Voting Securities

As discussed above, the Company believes its general partner interests in the Joint Ventures are not securities.  Even if, however, these general partner interests were to be treated as securities, such general partner interests would constitute voting securities for the reasons below.

The Commission and the Staff have taken the view that a general partner of a limited partnership usually performs a “similar function” with respect to the partnership as a director performs for a corporation and that the general partner therefore usually is considered a director of the limited partnership.25

[22]	Goodwin v. Elkins & Co., 730 F.2d 99, 107 (3d Cir. 1984).

[23]
See, e.g., SEC v. Arcturus Corp., 928 F.3d 400, 419 (5th Cir. 2019); Koch v. Hankins, 928 F.2d 1471, 1479 (9th Cir. 1991); Deutsch Energy Co. v. Mazur, 813 F.2d 1567, 1570 (9th Cir. 1987); Youmans v. Simon, 791 F.2d 341, 347 (5th Cir. 1986).

[24]	See SEC v. Sethi, 910 F.3d 198, 205 (5th Cir. 2018).

[25]
See, e.g., Inv. Co. Gen. Partners Not Deemed Interested Persons; Inv. Co. Ltd. Partners Not Deemed Affiliated Persons., Investment Company Act Release No. 18868 (July 28, 1992) (“Section 2(a)(12) defines ‘director’ as ‘any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated, including any natural person who is a member of a board of trustees of a management company created as a common-law trust.’  A general partner of a limited partnership who functions as a director meets this definition.”); H.R.Rep. No. 1341, 96th Cong., 2d Sess. 21–22 (1980) at 44. n.9 (general partners of business development companies are to be treated as directors under all provisions of the [1940] Act except where specified otherwise).  See also Murphy Favre Properties, Inc., SEC No-Action Letter (May 26, 1987); Integrated Resources, Inc., SEC No-Action Letter (June 1, 1979).

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-10-	December 30, 2022

In those circumstances, a general partner interest also may be deemed to be a voting security if the general partner has the right to vote for the election or removal of “directors” (i.e., general partners) of the partnership, or if the general partner possesses the de facto ability to determine or influence the determination of the identity of the partnership’s directors (i.e., general partners) by virtue of its own general partner interest.

For example, the Staff has previously addressed the question of whether the trustee of a trust held voting securities in the Indiana Hospital Association Investment Funds no-action letter.26  In rendering its opinion, the Staff first analyzed and concluded that the non-managing investors in the trust did not hold voting securities.27  The Staff went on to conclude that, “because [the Trustee] manages and controls the assets and property of the Trust and has the rights and powers to appoint a new trustee, we believe that its beneficial interests in the Trust should be considered voting securities.”28

Following this same reasoning, as outlined below, if the Company’s general partner interests in the Joint Ventures are to be deemed securities at all, then they would also need to be deemed to be voting securities.  First, as in the Indiana Hospital Association no-action letter, the Form JV Agreement will not empower limited partners in the Joint Venture to take any part in the management of the Joint Venture or to control the identity of future general partners (i.e., no ability to remove and/or replace the general partner).  For this reason, the limited partner interests in the Joint Ventures will not be voting securities.  In addition, as in the Indiana Hospital Association no-action letter, the general partners, including the Company, will have the explicit authority to “manage and control the assets” of the Joint Venture and to control the identity of future general partners.  Accordingly, without conceding that the Company’s general partner interests are in fact securities, the Company believes that its general partner interests in the Joint Ventures can be treated as voting securities.

Application of 3(a)(1)(C) and Rule 3a-1 to the Company’s Intended Structure

Because the “40% test” set forth in Section 3(a)(1)(C) is applied on an unconsolidated basis, in order to determine whether the Company falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to perform an entity-by-entity, bottom-to-top analysis of the Company’s structure to identify which of the Company’s total assets constitute “investment securities.”  That analysis follows below.

Infrastructure Assets:

We expect that each Infrastructure Asset’s balance sheet will primarily reflect interests in real property, equipment, contracts to provide infrastructure-related services, and Cash and Cash Equivalents, as well as potentially securities issued by majority-owned subsidiaries of the Infrastructure Asset.  While some Infrastructure Assets may carry a small amount of investment securities on their balance sheet, the Company does not expect that any will have significant investment security holdings.  An investment company would not be an appropriate target for the Company’s strategy and so the Company expects that the due diligence process will confirm on a case-by-case basis that each Infrastructure Asset is in fact not an investment company or relying on an exclusion from the definition of investment company set out in Section 3(c)(1) or 3(c)(7) of the Investment Company Act prior to the Company’s acquisition.  Consequently, the Company expects that less than 40% of each Infrastructure Asset’s Adjusted Assets will be considered investment securities.  Therefore, the Company believes none of its Infrastructure Assets will be an investment company under the 40% test under Section 3(a)(1)(C) of the Investment Company Act.

[26]	Indiana Hospital Association Investment Funds, SEC No-Action Letter (Oct. 15, 1993).

[27]
Id. (“[T]he Trust does not confer upon any [member of the Trust] (other than the [Trustee]) any rights or powers to participate in, or control or influence the management of the Trust or its assets or property.  [Additionally] by the terms of the Trust, no [member of the Trust] (other than the [Trustee]) will be entitled to vote for, select, or replace the Trustee, or amend the Trust to do so.  We believe that, under these circumstances, the [members of the Trust] (other than the [Trustee]) do not hold voting securities or interests substantially equivalent to voting securities in the Trust.”).

[28]	Id.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-11-	December 30, 2022

Joint Ventures:

Silo 1 JVs – when consolidated with its wholly-owned subsidiaries, each Silo 1 JV’s sole asset will be 50% or more of the outstanding voting securities of its respective Infrastructure Asset.29   That Infrastructure Asset will be a majority-owned subsidiary of the Silo 1 JV.  Because no Infrastructure Asset will be an investment company or need to rely on Section 3(b)(3) or 3(c)(1), the securities held by the Silo 1 JV will not be Rule 3a-1 Investment Securities.  Consequently, less than 45% of the value of each Silo 1 JV’s Rule 3a-1 Adjusted Assets will constitute Rule 3a‑1 Investment Securities.  Because each Silo 1 JV will have no other assets from which to derive income, less than 45% of the net income of each Silo 1 JV will be derived from Rule 3a-1 Investment Securities.  For similar reasons, the Company believes that on an unconsolidated basis each Silo 1 JV will not be an investment company under the 40% test under Section 3(a)(1)(C).  Therefore the Company believes each Silo 1 JV will not be an investment company under Section 3(a)(1)(C) of the Investment Company Act or Rule 3a-1 promulgated thereunder.30

Silo 2 JVs – when consolidated with its wholly-owned subsidiaries, each Silo 2 JV’s sole asset will be 25% or more of the outstanding voting securities of its respective Infrastructure Asset.  The Silo 2 JV will be the largest shareholder of each applicable Infrastructure Asset.  That Infrastructure Asset will be a primarily controlled subsidiary of the Silo 2 JV.  Because no Infrastructure Asset will be an investment company, the securities held by the Silo 2 JV will not be Rule 3a-1 Investment Securities.  Consequently, less than 45% of the value of each Silo 2 JV’s Rule 3a-1 Adjusted Assets will constitute Rule 3a‑1 Investment Securities.  Because each Silo 2 JV will have no other assets from which to derive income, less than 45% of the net income of each Silo 2 JV will be derived from Rule 3a-1 Investment Securities.  Therefore the Company believes each Silo 2 JV will not be an investment company pursuant to Rule 3a‑1.

Silo 3 JVs – when consolidated with its wholly-owned subsidiaries, each Silo 3 JV’s sole asset will be a non-controlling percentage of the voting securities of its respective Infrastructure Asset.  That Infrastructure Asset will be neither a majority-owned subsidiary nor a primarily controlled subsidiary of the Silo 3 JV.  Consequently, more than 45% of the value of each Silo 3 JV’s Rule 3a-1 Adjusted Assets will constitute Rule 3a‑1 Investment Securities and so the Silo 3 JVs cannot rely on Rule 3a-1.  For similar reasons the Company believes that on an unconsolidated basis each Silo 3 JV will be a prima facie investment company under Section 3(a)(1)(C).  Each Silo 3 JV, however, will make no public offering of its securities and will have no holders of its securities that are not qualified purchasers.  Therefore the Company believes each Silo 3 JV will therefore be able to rely on the exclusion from the definition of investment company set out in either Section 3(c)(1) or 3(c)(7).

GP Entities:

Silo 1 GP Entities – each Silo 1 GP Entity’s sole asset will be its general partner interest in a Silo 1 JV.  As none of the general partner interests in the Silo 1 GP Entities will be securities, it follows that such general partner interests cannot be investment securities.  Consequently, less than 40% of the value of each Silo 1 GP Entity’s Adjusted Assets will consist of investment securities.  Even if, however, the general partner interests are treated as securities, such general partner interests would be voting securities.  Each Silo 1 GP Entity would hold either (i) 100% of the outstanding voting securities of the Silo 1 JV (in the case of Silo 1 JVs held under Holdings II) or (ii) 50% of the outstanding voting securities of the Silo 1 JV (in the case of Silo 1 JVs held under Holdings I).  In each case, therefore, the Silo 1 JV would be a majority-owned subsidiary of its respective Silo 1 GP Entity.  Because each Silo 1 JV will not be an investment company or rely on Section 3(c)(1) or 3(c)(7), each Silo 1 GP Entity’s interests in its respective Silo 1 JV will not be investment securities.  Consequently, less than 40% of the value of each Silo 1 GP Entity’s Adjusted Assets will consist of investment securities.  Therefore the Company believes that none of the Silo 1 GP Entities will be an investment company under the 40% test under Section 3(a)(1)(C).

[29]
We present the analysis here under Rule 3a-1 because that rule allows for consolidation with wholly-owned subsidiaries.  The Company believes that none of the Silo 1 JVs would be deemed an investment company under Section 3(a)(1)(C)’s unconsolidated 40% test as well.

[30]
Reliance on Rule 3a-1 also requires that the issuer is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(B) of the Investment Company Act and is not a “special situation investment company.”  The Company’s analysis of why neither Section 3(a)(1)(A) nor 3(a)(1)(B) are applicable is presented above and the Company’s analysis for why it is not a special situation investment company follows below.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-12-	December 30, 2022

Silo 2 GP Entities – each Silo 2 GP Entity’s sole asset will be its general partner interest in a Silo 2 JV.  As none of the general partner interests in the Silo 2 GP Entities will be securities, it follows that such general partner interests cannot be investment securities.  Consequently, less than 40% of the value of each Silo 2 GP Entity’s Adjusted Assets will consist of investment securities.  Even if, however, the general partner interests are treated as securities, such general partner interests would be voting securities.  Each Silo 2 GP Entity would hold either (i) 100% of the outstanding voting securities of the Silo 2 JV (in the case of Silo 2 JVs held under Holdings II) or (ii) 50% of the outstanding voting securities of the Silo 2 JV (in the case of Silo 2 JVs held under Holdings I).  In each case, therefore, the Silo 2 JV would be a majority-owned subsidiary of its respective Silo 2 GP Entity.  Because each Silo 2 JV will not be an investment company or rely on Section 3(c)(1) or 3(c)(7), each Silo 2 GP Entity’s interests in its respective Silo 2 JV will not be investment securities.  Consequently, less than 40% of the value of each Silo 2 GP Entity’s Adjusted Assets will consist of investment securities.  Therefore the Company believes that none of the Silo 2 GP Entities will be an investment company under the 40% test under Section 3(a)(1)(C).

Silo 3 GP Entities – each Silo 3 GP Entity’s sole asset will be its general partner interest in a Silo 3 JV.  As none of the general partner interests in the Silo 3 GP Entities will be securities, such general partner interests also cannot be investment securities.  Consequently, less than 40% of the value of each Silo 3 GP Entity’s Adjusted Assets will consist of investment securities.  Even if, however, the general partner interests are treated as securities, such general partner interests would be voting securities.  Each Silo 3 GP Entity would hold either (i) 100% of the outstanding voting securities of the Silo 3 JV (in the case of Silo 3 JVs held under Holdings II) or (ii) 50% of the outstanding voting securities of the Silo 3 JV (in the case of Silo 3 JVs held under Holdings I).  In each case, therefore, the Silo 3 JV would be a majority-owned subsidiary of its respective Silo 3 GP Entity.  Because, however, each Silo 3 JV must rely on Section 3(c)(1) or 3(c)(7) to avoid being deemed an investment company, arguably the Silo 3 GP Entity’s interests in the Silo 3 JV would constitute investment securities.  Without conceding that such general partner interests are in fact securities, the Company intends to voluntarily treat such interests as investment securities for purposes of its investment company status analysis.  Consequently, more than 40% of the value of each Silo 3 GP Entity’s Adjusted Assets will be considered investment securities.  Therefore the Company intends to treat each Silo 3 GP Entity as a prima facie investment company under the 40% test under Section 3(a)(1)(C).  Each Silo 3 GP Entity, however, will have no holders of its securities other than its immediate parent.  Each Silo 3 JV will therefore be able to rely on either Section 3(c)(1) or 3(c)(7) to avoid being deemed an investment company.

Holdings I and Holdings II:

Each of the respective Operating Subsidiary’s assets will consist of (i) 100% of the outstanding voting interests of each of its Silo 1 GP Entities, (ii) 100% of the outstanding voting interests of each of its Silo 2 GP Entities, (iii) 100% of the outstanding voting interests of each Silo 3 GP Entities, and (iv) Cash and Cash Equivalents.  Each of the GP Entities will be majority-owned subsidiaries of the respective Operating Subsidiary that holds it.  Because Silo 1 GP Entities and Silo 2 GP Entities will not be investment companies or rely on Section 3(c)(1) or 3(c)(7), the Operating Subsidiary’s interests in those entities will not be investment securities.  Because Silo 3 GP Entities must rely on Section 3(c)(1) or 3(c)(7) to avoid being deemed investment companies, the Operating Subsidiary’s interests in Silo 3 GP Entities will be investment securities.  Cash and Cash Equivalents will be excluded from the calculations.

The Company intends to operate so that at all times the value of each Operating Subsidiary’s assets are in accordance with the following formula:

The Company will monitor the position of each Operating Subsidiary at least quarterly and will take steps as necessary to stay in compliance with the formula at all times.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-13-	December 30, 2022

The Company:

The Company’s assets will consist of (i) 100% of the outstanding voting securities of Holdings I, (ii) 100% of the outstanding voting securities of Holdings II, (iii) Capital Preservation Investments, and (iv) Cash and Cash Equivalents.  Holdings I and Holdings II are majority-owned subsidiaries of the Company.  Because neither Holdings I nor Holdings II will be an investment company or rely on the exclusions from the definition of investment company set out in Section 3(c)(1) or 3(c)(7), the Company’s interests in Operating Subsidiaries are not investment securities.

The Company’s Capital Preservation Investments will be treated as investment securities.31  The Company’s Cash and Cash Equivalents will be excluded from the calculations.

The Company intends to operate so that at all times the value of the Company’s assets are in accordance with the following formula:

Because of the unconsolidated nature of Section 3(a)(1)(C)’s test, the Company’s entire investment in Holdings I and Holdings II, respectively, will not constitute investment securities.  Because the Company is not intending to rely on Rule 3a-1 at the Company level, the 40% test under Section 3(a)(1)(C) will not “look through” to the Operating Subsidiaries’ holdings and weigh whether the individual Joint Ventures are treated as investment securities.  Accordingly, the Company believes that its disclosure that “[t]he Company expects that its interests in most, if not all, of its Joint Ventures, will not constitute ‘investment securities’ for purposes of the 40% test”32 is accurate because the Company expects that most, if not all, of its interests in the Joint Ventures will be held through Holdings I and Holdings II and the Company’s interests in Holdings I and Holdings II are not investment securities.

Based on the foregoing, the Company believes that it will not be deemed an investment company under Section 3(a)(1)(C) so long as it is able to successfully manage its assets in accordance with the above outline.

Special Situation Investment Company Status

Finally, the Company has not been organized and will not operate as a “special situation investment company,” as that term has been interpreted by the Commission and its Staff.33  The Commission has held that a special situation investment company is “a company, whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit.”34  The few companies over the last several decades that have been characterized by the Commission or the Staff as special situation investment companies or have been found in judicial proceedings to fall within the reach of this concept are those that, as part of their history and their stated business purpose, engaged in a pattern of acquiring large or controlling blocks of publicly listed securities that operated in a diverse range of industries, attempted to control or to exert a controlling influence over these companies, and then disposed of acquired share positions for a quick profit once the acquired shares started to trade at higher values.35  Special situation investment companies are also thought of as frequently shifting from one investment or industry to another, chasing profits wherever they could be most easily found.36

[31]
The Company’s Capital Preservation Investments may in some circumstances be held through wholly-owned subsidiaries of the Company.  In such a case, the subsidiary would rely on Section 3(c)(1) or 3(c)(7) and the securities issued by the subsidiary held by the Company would still be treated as investment securities.

[32]	See Amendment No. 2, pp. 48-49.

[33]	None of the Company’s subsidiaries, including the Joint Ventures, would be special situation investment companies for the same reasons described below.

[34]	See Rule 3a-1 Proposing Release, Investment Company Act Release No. IC–10937 (Nov. 13, 1979).

[35]	See, e.g., Bankers Securities Corp. v. SEC, 146 F.2d 88, 91 (3rd Cir. 1944).

[36]
See In the Matter of Frobisher Limited, 27 S.E.C. (Mar. 30, 1948); In re Northeast Capital Corporation, 37 S.E.C. 715 (Apr. 15, 1957).  Entrepreneurial Assistance Group, Inc., SEC No-Action Letter (Dec. 5, 1974).  See also Citizens Growth Properties, Investment Company Act Release No. 812-5854 (Nov. 5, 1984).

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-14-	December 30, 2022

The Company believes that it is not a special situation investment company for several reasons.  First, approximately 85% of the Company’s assets are anticipated to be interests in the Joint Ventures.  These Joint Ventures are not expected to be either listed or publicly traded, nor are the Infrastructures Assets they will acquire.  The Company does not anticipate that there will be readily available markets for interests in the Joint Ventures or the underlying Infrastructure Assets.  Without such markets, the Company cannot follow the pattern of a special situation investment company by selling shares on public markets to turn a quick profit.

Second, there is no quick profit aim in the Company’s strategy.  As described in the Registration Statement, the Company is targeting Infrastructure Assets including “long-life real assets; assets that can be financed with long-term, fixed rate debt (often investment grade); assets that exhibit stable cash flows and relatively high cash distributions; and assets with a long-term expected hold period.”37  By contrast, the archetypical special situation investment company acquires shares of publicly traded operating companies with an eye, or near immediate eye, towards the resale of such shares for quick profit.  The Company’s long-term, operational-oriented acquisition strategy for growth is incompatible with quick exits and demonstrates why the Company should not be viewed as a special situation investment company.

Third, there is nothing in the Registration Statement to suggest that the Company intends to acquire “a diversified portfolio or has had a policy of shifting its investments—like ‘special situation’ companies—because greater profits or greener pastures seem to be apparent elsewhere.”38  Although the Company may exit Infrastructure Assets opportunistically as part of the Company’s business strategy, the Company anticipates that exits will usually result in the capital being redeployed into the Company’s same overall infrastructure strategy.  There is nothing to suggest that the Company would look to invest in other industries other than the infrastructure market.  The Company does not believe that any potential monetization of its underlying businesses, which would occur over time based on factors specific to each business, market conditions, and other relevant information, should lead to a conclusion that the Company has acquired and intends to dispose of such businesses “for the primary purpose of making a profit in the sale of the securities of such companies.”39

Finally, the Company is not aware of any instance in which the Commission, the Staff or any relevant judicial proceeding has concluded that a holding company primarily engaged in operating businesses through its subsidiaries is a special situations investment company because of the potential sale of one or more underlying businesses held over a long-term time horizon.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Unitholder Matters, page 124

2.
We note your response to prior comment 7.  Please revise your template for NAV per share disclosure to show the components of NAV at the relevant date, as well as the breakdown of total NAV and NAC per share by class.  You should also identify the primary valuation method and key assumptions used for each material asset type.  Please also disclose the status of your redemption plan.

The Company respectfully submits that the valuation methodologies and key assumptions used for each material asset type are identified in the Registration Statement and will be described in the Company’s periodic reports filed with the Commission pursuant to the Exchange Act.  In response to the Staff’s comment, the Company will revise its template for NAV per share disclosure to be provided to shareholders in connection with repurchase offers to show the components of NAV as of the relevant date, together with the breakdown of total NAV and NAV per share by class.  As disclosed in the Registration Statement, the Company does not expect to commence repurchase offers for its Shares before September 30, 2023.

[37]	See Amendment No. 2, pp. 13, 36-37.

[38]	See In the Matter of United Stores Corporation, Investment Company Act Release No. 314 (Feb. 13, 1942), 10 S.E.C. 1145.

[39]	See In the Matter of Frobisher Limited, 27 S.E.C. (Mar. 30, 1948).

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-15-	December 30, 2022

Exhibits

3.
We note that the Expense Limitation and Reimbursement Agreement filed as Exhibit 10.3 is between the Company and KKR DAV Manco LLC as the “Manager.”  Please reconcile this disclosure with your disclosure in the registration statement that KKR DAV Manager LLC is acting as your manager.

In response to the Staff’s comment, the Company notes that KKR DAV Manager LLC and KKR DAV Manco LLC are the same entity.  The original name of this entity, when formed on October 21, 2022 was “KKR DAV Manco LLC”.  Its name was subsequently changed to “KKR DAV Manager LLC” on November 9, 2022, which was after the Company and Manager entered into the Expense Limitation and Reimbursement Agreement.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-16-	December 30, 2022

* * * * * * *

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, or Joseph H. Kaufman at (212) 455-2948 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours, /s/ Simpson Thacher & Bartlett LLP Simpson Thacher & Bartlett LLP

cc:	KKR Infrastructure Conglomerate LLC Raj Agrawal Rajib Chanda Joseph H. Kaufman Mark Brod